Mail Stop 4561

March 21, 2007

Dominic P. Orr, Chief Executive Officer
Aruba Networks, Inc.
1322 Crossman Ave.
Sunnyvale, CA 94089

> **RE:** **Aruba Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-139419**
> **Date Filed: March 20, 2007**

Dear Mr. Orr:

We have reviewed your amended filing and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock Based Compensation, page 32

1.   Please refer to comment 3 of our letter dated March 16, 2007. We have reviewed your response and it remains unclear why there are such significant differences between the fair value of your common stock as determined by Duff & Phelps and the estimated offering price range of $8 to $10 per share as provided on January 24, 2007 by your underwriters. As previously requested, please reconcile the differences between the fair values as obtained by Duff & Phelps (for each valuation since October 2006) and the estimated offering price range as determined by the underwriters. Also, revise your disclosure to include a discussion of the significant factors contributing to the difference between the fair values as determined by Duff & Phelps and the midpoint of the estimated offering price range.

2.   We also note in your response that you first had discussions with prospective underwriters in November 2006 about a potential initial public offering in the third quarter of fiscal 2007 and that all of the information regarding the valuation from the prospective underwriters regarding the expectations of the market value of your common stock was provided to Duff & Phelps to incorporate into their valuation. While we note that the prospective underwriters did not provide you with an estimated offering price range at that time, help us understand what the prospective underwriters' expectations of the market value of your common stock were at that time. Additionally, help us understand what information was provided to Duff & Phelps, including whether any of the information provided was used in the valuations, and what the significant differences in assumptions between the valuations were.

3.   We note that you granted stock options during January, February and March 2007. Please provide us with the following information in chronological order for stock option grants subsequent to December 11, 2006 through the date of your response:

- the nature and type of stock option or other equity-related transaction;
- the date of grant/issuance;
- the description/name of option or equity holder;
- the reason for the grant or equity-related issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- the total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosure; and
- the amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551- 3477. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Jon Avina, Esq.
      Wilson Sonsini Goodrich & Rosati
      by facsimile at 650-493-6811